UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-8923

WELLTOWER OP INC.

(Exact name of registrant as specified in its charter)

4500 Dorr Street

Toledo, OH 43615

(419) 247-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $1.00 par value per share

(Title of each class of securities covered by this Form)

4.800% Notes due 2028

4.500% Notes due 2034

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

As previously disclosed, on March 7, 2022, the company formerly known as Welltower Inc., a Delaware corporation (“Old Welltower”), announced that it intended to implement a corporate reorganization into a new holding company structure commonly referred to as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. On April 1, 2022, in connection with such intended reorganization, Old Welltower entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WELL Merger Holdco Inc., a Delaware corporation, which was a wholly owned subsidiary of Old Welltower (“New Welltower”), and WELL Merger Holdco Sub Inc., a Delaware corporation, which was a wholly owned subsidiary of New Welltower (“Merger Sub”). Effective on April 1, 2022, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Old Welltower, with Old Welltower continuing as the surviving corporation and a wholly owned subsidiary of New Welltower (the “Merger”). The Merger was conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, which provides for the formation of a holding company (i.e., New Welltower) without a vote of the shareholders of the constituent corporation (i.e., Old Welltower).

At the effective time of the Merger, (a) the separate existence of Merger Sub ceased; and (b) each share of Old Welltower common stock issued and outstanding immediately prior to the Merger converted on a share-for-share basis into an issued and outstanding share of New Welltower common stock. In connection with the Merger, Old Welltower’s name was changed to Welltower OP Inc., and New Welltower inherited the name “Welltower Inc.” and became the successor issuer to Old Welltower pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934 Welltower Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 1, 2022	By:	/s/ Matthew McQueen
	Name:	Matthew McQueen
	Title:	President